SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

VAPOR CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Series A Warrants

(Title of Class of Securities)

922099114

(CUSIP Number of Class of Securities)

Jeffrey Holman

Chief Executive Officer

Vapor Corp.

3800 North 28th Way

Hollywood, Florida 33020

(888) 766-5351

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Martin T. Schrier

Ellen Canan Grady

Cozen O’Connor

Southeast Financial Center

200 South Biscayne Blvd., Suite 4410

Miami, Florida 33131

(305) 704-5940

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,097,673	$822.62

* Estimated solely for purposes of calculating the amount of the filing fee, based on Vapor Corp. (the “Company”)’s purchase of up to 32,262,152 of the Company’s outstanding Series A Warrants at the tender offer price of $0.22 in cash per Series A Warrant.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, equals $115.90 per $1,000,000 of the transaction value.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,151.84

Form of Registration No.: 333-208481

Filing Party: Vapor Corp.

Date Filed: December 11, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on January 10, 2017 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Vapor Corp., a Delaware corporation (“Vapor” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 7, 2016 (the “Original Schedule TO”), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Company on December 21, 2016 (“Amendment No. 1”) (as amended and supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the Company’s offer to all holders of the Company’s outstanding Series A Warrants (the “Series A Warrants”), to purchase up to 32,262,152 in the aggregate Series A Warrants for $0.22 in cash per Series A Warrant, upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase, dated December 7, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (the Offer to Purchase and the Letter of Transmittal, together, as they may be amended or supplemented from time to time, constitute the “Offer”). The purpose of this Amendment No. 2 is to amend and supplement the Offer by (i) extending the expiration date of the Offer to 5:00 p.m., Eastern time, on January 17, 2017 (the “Expiration Date”), and (ii) to amend and supplement the Offer to Purchase as set forth herein. The Offer was previously scheduled to expire at midnight, Eastern time, on January 9, 2017.

The Schedule TO, as amended and supplemented by Amendment No. 1 and this Amendment No. 2 and as it may be further amended or supplemented hereafter, is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Only those items of the Schedule TO set forth below in this Amendment No. 2 are amended or supplemented. Except as specifically provided herein, the information set forth in the Original Schedule TO, as amended by Amendment No. 1, the Offer to Purchase and the Related Letter of Transmittal remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

On January 9, 2017, the Company issued a press release announcing the extension of the Offer to 5:00 p.m., Eastern time, on January 17, 2017. A copy of the press release is filed as Exhibit (a)(5)(D) to the Schedule TO and incorporated herein by reference. References to “midnight, Eastern time, on January 9, 2017” in each place in which such language appears in the Offer to Purchase, Letter of Transmittal and other documents relating to the Offer are hereby amended and replaced with “5:00 p.m., Eastern time, on January 17, 2017” throughout such Offer to Purchase, Letter of Transmittal, and the other related documents. As of 4:00 p.m. Eastern time on January 9, 2017, 10,173,966 Series A Warrants have been tendered and not withdrawn.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

The front cover page of the Offer to Purchase is hereby amended and supplemented to add the following sentence as the last sentence in the first full paragraph following the bold legends on the front cover page:

“All Series A Warrants have the same exercise price per Series A Warrant.”

Section 3 of the Offer to Purchase is hereby amended and supplemented to add the following sentence as the second sentence in the first full paragraph:

“All Series A Warrants have the same exercise price per Series A Warrant.”

Section 8 of the Offer to Purchase is hereby amended and supplemented to add the following sentence as the second sentence in the second full paragraph in this section under the subheading “Background of the Offer”:

“All Series A Warrants have the same exercise price per Series A Warrant.”

2

The “Summary Term Sheet” included in the Offer to Purchase is hereby amended to delete and replace the second sentence under the heading “Summary Term Sheet” and next to the subheading “Extension; Waivers and Amendments; Termination” with the following:

“Any extension, waiver, amendment or termination will be made promptly by a public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled Expiration Date.”

Section 7 of the Offer to Purchase is hereby amended to delete the last sentence in the paragraph under the heading “Section 7. Acceptance of Tendered Series A Warrants Pursuant to the Offer and Payment of Purchase Price” and under the subheading “Return of Series A Warrants In Certain Circumstances” and to replace it with the following sentence:

“These actions will occur promptly after the expiration or termination of the Offer.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Exhibit Number	Description

(a)(5)(D)	Press Release dated January 9, 2017, filed on January 10, 2017 as Exhibit 99.1 to our Current Report on Form 8-K and incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VAPOR CORP.

By:	/s/ Jeffrey Holman
Jeffrey Holman
Chief Executive Officer

Date: January 9, 2017

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated December 7, 2016.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(D)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	Press Release dated December 6, 2016 filed on December 6, 2016 as Exhibit 99.1 to our Current Report on Form 8-K and incorporated herein by reference.
(a)(5)(B)	Press Release dated December 7, 2016 filed on December 7, 2016 as Exhibit 99.1 to our Current Report on Form 8-K and incorporated herein by reference.
(a)(5)(C)	Press Release dated December 21, 2016 filed on December 21, 2016 as Exhibit 99.1 to our Current Report on Form 8-K and incorporated herein by reference.
(a)(5)(D)	Press Release dated January 9, 2017 filed on January 10, 2017 as Exhibit 99.1 to our Current Report on Form 8-K and incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Form of Series A Warrant filed on July 10, 2015 as an exhibit to our Registration Statement on Form S-1/A (File No. 333- 204599) and incorporated herein by reference.
(d)(2)	Specimen certificate evidencing shares of Common Stock filed on December 31, 2013 as an exhibit to our Current Report on Form 8-K dated December 31, 2013 and incorporated herein by reference.
(d)(3)*	Depositary Agreement by and between Vapor Corp. and Equity Stock Transfer, LLC
(g)	Not applicable
(h)	Not applicable.

* Previously filed.

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